Exhibit 99.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made and entered into effective as of the 6th day of January, 2017 (“Effective Date”), by and between, The Joint Corp., a Delaware corporation (“Seller”) and Don Daniels, Larry Maddalena and Jody O'Donnell (collectively referred to hereafter as the “Buyers”).

Background:

A.                 Seller is a franchisor of chiropractic clinics and chiropractic service management organizations/companies throughout the U.S. (“Franchise System”).

B.                 As part of its Franchise System, Seller currently owns and operates eleven (11) company-owned The Joint Chiropractic™ locations in the State of Illinois (the “IL Locations”).

C.                 Seller is the chiropractic management service organization/company (“MSO”) for chiropractic practices (“Practices” owned and operated by Direct Chiropractic, SC (the “Existing PC”) at the IL Locations.

D.                 Buyers desire to purchase and Seller desires to sell all the assets of the following IL Locations (“the Subject Locations”):

Downers Grove (21014) located at 307 Ogden Ave., Downers Grove, IL 60515.

Elston and Logan (21005) located at 2711 N. Elston Ave., Chicago, IL 60647.

GlenPointe (21009) located at 3812 Willow Road, Northbrook, IL 60062.

Glenview (21004) located at 1415 Waukegan Road, Glenview, IL 60025.

Schaumburg (21003) located at 1426 Meacham Rd., Schaumburg, IL 60173.

Wheaton (21013) located at 280 Danada Square West, Wheaton, IL 60189.

E.                  Seller is the named tenant for real property leases under which the Seller conduct business for each of the Subject Locations.

F.                  Seller will sell to Buyers, and Buyers will purchase from Seller, all of Seller’s interest in the Subject Locations.

Agreement:

NOW, THEREFORE, in consideration of the mutual agreements, covenants and undertakings herein contained and other valuable consideration, the adequacy of which is acknowledged by all parties, the parties hereby agree as follows:

1.	Purchase and Sale

(a)                Except as provided here, at the Closing (as hereinafter defined) of the transactions contemplated hereby, Seller shall sell, assign, transfer and deliver to Buyers, and Buyers shall purchase and accept from Seller, the Assets, free and clear of any liens, claims (including, without limitation, title claims and claims of taxing authorities), encumbrances, pledges, security interests or charges of any kind whatsoever, and shall assume the obligations only as specifically stated herein, for the purchase price set forth in Section 2 hereof.

(b)	For purposes of this Agreement, “Assets” shall mean:

i.   all of Seller’s interest in equipment, machinery, tools, maintenance supplies, office equipment, leasehold improvements, furniture, fixtures, inventories and supplies and other similar items of tangible personal property (together the “Personal Property”) used or held for use by Seller in the Subject Locations, which is more particularly listed and described in Schedule 1(b)(i) attached hereto and made a part hereof;

ii.   all of Seller’s interest, if any, in any membership agreements, prepaid services packages and other agreements or arrangements, if any, Seller has made with patients of the Subject Locations, together with any deposits or prepayments made by any patients covered by such agreements or arrangements to the extent related to services to be performed after Closing;

iii.   all of Seller’s goodwill attributable to the Subject Locations;

iv.   all telephone numbers and domain names associated with the Subject Locations;

v.   to the extent transferable, all licenses, government approvals and permits and all other approvals and permits relating to the Subject Locations;

vi.   all of Seller’s interest as tenant (including leasehold improvements) under its leases for the premises occupied by the Subject Locations (“the Leases”), copies of which have been provided electronically to Seller, and are made a part hereof; and

vii.   the agreements and contracts which Buyers has expressly agreed to assume and which are listed on Schedule (1)(b)(vii) (together, the “Assumed Contracts”).

Prior to, or within a reasonable time after the Closing Date, Buyers will secure a professional service corporation (“New PC”) to assume the Practices of the Existing PC at the Subject Locations. For this reason, Seller is not transferring any of its management or medical agreements with the Existing PC to the Buyers as part of this Agreement or the transaction contemplated hereby. However, in the event all documents necessary to have the New PC in place on or by the Closing Date have not been executed or finalized by the Closing Date, the Parties hereby agree that any existing management agreements and/or medical direction agreements with the Existing PC shall be deemed to have been assigned from Seller to Buyers as of the Closing Date. In such case, the Parties agree in good faith to execute any and all documents necessary to memorialize the assignment of such agreements. The intent of this provision to ensure that a PC is in place at all times for the Subject Locations, both before and after the Closing Date. Moreover, Buyers understand and acknowledge that the Existing PC desires to terminate his management and medical direction agreements for the Subject Locations as soon as possible. Nothing herein shall be a basis for the Buyers to unnecessarily delay the execution of the documents necessary to establish a relationship with the New PC for the Subject Locations.

2.	Excluded Assets

Notwithstanding anything to the contrary contained in this Agreement, it is expressly acknowledged by Buyers that Seller will not be conveying to Buyers (a) any cash, cash equivalents, working capital, or accounts receivable (other than accounts receivable under membership agreements or other arrangements described in Section 1(b)(iii) above, for periods after Closing), (b) any of the proceeds of the transaction described in this Agreement, (c) the items listed on the attached Schedule (2), and (d) any other assets, properties or rights of Seller owned or used by Seller but not used in or directly related to the Subject Locations (collectively, the “Excluded Assets”).

3.	No Assumption of Liabilities

Except as expressly provided in this Agreement, Buyers shall not assume any debts, liabilities or obligations of Seller or its shareholders, members, affiliates, officers, employees or agents of any nature, whether known or unknown, fixed or contingent, including, but not limited to, debts, liabilities or obligations with regard or in any way relating to any contracts (including, without limitation, any employee agreements), leases for real or personal property, trade payables, tax liabilities, disclosure obligations, product liabilities, liabilities to any regulatory authorities, liabilities relating to any claims, litigation or judgments, any pension, profit-sharing or other retirement plans, any medical, dental, hospitalization, life, disability or other benefit plans, any stock ownership, stock purchase, deferred compensation, performance share, bonus or other incentive plans, or any other similar plans, agreements, arrangements or understandings which Seller, or any of its affiliates, maintain, sponsor or are required to make contributions to, in which any employee of Seller participates or under which any such employee is entitled, by reason of such employment, to any benefits (collectively the (“Excluded Liabilities”). For the avoidance of doubt, any liability under any lease for real property for a Subject Location, whether or not assumed by Buyers, for the period before Closing, shall be an Excluded Liability.

Notwithstanding the foregoing, Buyers hereby agrees to assume the obligation to operate as the MSO for the Subject Locations, and to ensure that such the Subject Locations continue to operate as The Joint Chiropractic™ franchised locations.

4.	Payment of Purchase Price

The purchase price to be paid by Buyers for the Assets (the “Purchase Price”) is $6.00.

5.	Closing

Subject to the satisfaction or waiver of the conditions described in Sections 9 and 10 the closing of the transactions described herein shall take place no later than January 6, 2017, at such time as the parties agree, and shall occur at the offices of Buyers. The date on which the Closing takes place is referred to in this Agreement as the “Closing Date.” At the Closing, Seller shall deliver such bills of sale, assignments, certificates and other documents and instruments as may reasonably be requested by Buyers to carry out the transfer and assignment to Buyers of the Assets. Following the Closing, the parties shall cooperate fully with each other and shall make available to the other, as reasonably requested and at the expense of the requesting party, and to any taxing or regulatory authority, all information, records or documents relating to tax obligations and regulatory compliance matters of Seller for all periods on or prior to the Closing, and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations and extensions thereof.

6.	Representations and Warranties of Seller.

Seller represents and warrants to Buyers as follows:

(a)       Organization. Seller is a corporation duly organized and validly subsisting under the laws of the State of Delaware, and has full power and authority to conduct its business as it is now being conducted, and to execute, deliver and perform this Agreement.

(b)       Authority. Seller is not a party to, subject to, or bound by any agreement, judgment, order, writ, injunction, or decree of any court or governmental body that prevents or impairs the carrying out of this Agreement. The execution, delivery and performance of this Agreement and all other documents, instruments and agreements contemplated hereby have been duly authorized by Seller’s Board of Directors. All other actions (including all action required by state law and by the organizational documents of the entities comprising Seller) necessary to authorize the execution, delivery and performance by Seller of this Agreement, the bills of sale transferring the Assets, the assignments in connection herewith and the other documents, instruments and agreements necessary or appropriate to carry out the transactions herein contemplated, have been taken by Seller. Upon the execution of this Agreement and the other documents and instruments contemplated hereby by Seller, this Agreement and such other documents and instruments will be the valid and legally binding obligations of Seller, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)                No Consent or Approval Required. Except as set forth on Schedule 6(c), no authorization, consent, approval or other order of, declaration to or filing with any third party, including any governmental body or authority is required for the approval or consummation by Seller of the transactions contemplated by this Agreement. Seller agrees that assignment of any Leases shall not be subject to or contingent upon any novation or any release of any principal obligor or guarantor thereunder.

(d)               Taxes. Each of the entities comprising Seller has filed when due in accordance with all applicable laws (or properly and timely filed an extension therefor) all tax returns required under applicable statutes, rules or regulations to be filed by it. As of the time of filing, such returns were accurate and complete in all material respects. All taxes due with respect to Seller and the Assets, and all additional assessments received, have been paid. None of the entities comprising Seller is delinquent in the payment of any such tax and none has requested any extension of time within which to file any tax return, which return has not since been filed. There are no federal, state, local or other tax liens outstanding on any of the Assets being sold hereunder.

(e)                Title to and Condition of Assets. Seller has good and marketable title to (or, with respect to any Assets that are leased, a valid leasehold interest in) all of the Assets to be acquired by Buyers at the Closing, free from any liens, adverse claims, security interest, rights of other parties or like encumbrances of any nature. The Assets consisting of physical property are in good condition and working order, normal wear and tear excepted, and function properly for their intended uses.

(f)                Compliance with Laws. Neither any of the entities comprising Seller nor any of the Subject Locations is in violation of, nor are they or any of them subject to any liability in respect of, any federal, state, county, township, city or municipal laws, codes, regulations or ordinances (including without limitation those relating to environmental protection, health, hazardous or toxic substances, fire or safety hazards, occupational safety, labor laws, employment discrimination, subdivision, building or zoning) with respect to the conduct of the Subject Locations, nor has Seller received any notices of investigation or violation pertaining to any such matters. Seller has, and all professional employees or agents of Seller have, all licenses, franchises, permits, authorizations or approvals from all governmental or regulatory authorities required for the conduct of the Subject Locations and neither Seller nor the professional employees or agents of Seller have violated any such license, franchise, permit, authorization or approval or any terms or conditions thereof.

(g)                Litigation. There is no action, suit or proceeding pending, threatened against or affecting the Assets, or relating to or arising out of, the ownership or operation of the Assets, including claims by employees of the Subject Locations.

(h)               Employees. Seller has provided a complete and correct list of the name, position, current rate of compensation and any vacation or holiday pay and any other compensation arrangements or fringe benefits, of each current employee of Seller who is directly employed in the Subject Locations.

(i)                 Contracts. Seller has delivered to Buyers copies of any and all material contracts, leases, agreements, software licensing agreements, or commitments with respect to the Assets or the Subject Locations. Except as set forth in Schedule 6(i), no consent or approval of any third party is required for the assignment to Buyers of any contracts that Buyers is assuming pursuant to Sections 1(b) of this Agreement.

(j)                 Claims. Seller has no claims, demands, or causes of action for damages of any kind whatsoever, whether known or unknown, against Buyers or its officers, directors, employees, agents, successors and assigns by reason of any event, occurrence or omission arising under, or relating to, the Subject Locations.

7.	Buyers’ Representations and Warranties

Buyers represents and warrants to Seller as follows:

(a)                Organization of Buyers. Buyers are individuals. Buyers have full power and authority to conduct its business as it is now being conducted, and to execute, deliver and perform this Agreement.

(b)               Authorization. None of the Buyers are a party to, subject to or bound by any agreement, judgment, order, writ, injunction, or decree of any court or governmental body that prevents or impairs the carrying out of this Agreement. The execution, delivery and performance of this Agreement and all other documents, instruments and agreements contemplated hereby have been duly authorized by Buyers’ Board of Directors. All other actions (including all action required by state law and by the organizational documents of Buyers) necessary to authorize the execution, delivery and performance by Buyers of this Agreement, the bill of sale transferring the Assets, the assignments in connection herewith and the other documents, instruments and agreements necessary or appropriate to carry out the transactions herein contemplated, have been taken by Buyers. Upon the execution of this Agreement and the other documents and instruments contemplated hereby by Buyers, this Agreement and such other documents and instruments will be the valid and legally binding obligations of Buyers, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)                No Consent or Approval Required. No authorization, consent, approval or other order of, declaration to or filing with any governmental body or authority, including, without limitation, with respect to environmental matters, is required for the consummation by Buyers of the transactions contemplated by this Agreement.

(d)               No Violation of Other Agreements. Neither the execution and delivery of this Agreement nor compliance with the terms and conditions of this Agreement by Buyers will breach or conflict with any of the terms, conditions or provisions of any agreement or instrument to which Buyers is or may be bound or constitute a default thereunder or result in a termination of any such agreement or instrument.

(e)                Financial Capability. Buyers will have at Closing, sufficient internal funds available to pay the Purchase Price and any fees or expenses incurred by Buyers in connection with the transactions contemplated hereby.

8.	Pre-Closing Events

(a)                General. Pending Closing, the Parties shall use commercially reasonable efforts to take all actions that may be necessary to close the transaction in accordance with the terms of this Agreement (but Buyers shall not be required to waive any of the Buyers Closing Conditions, and Seller shall not be required to waive any of the Seller Closing Conditions).

(b)               Conduct of Business. Pending Closing, Seller shall:

(i)                 conduct the business of the Subject Locations in the ordinary course and use commercially reasonable efforts, in consultation with (but without being bound by) Buyers’ transition management team personnel, to maintain and grow the business of the Subject Locations and to preserve their goodwill and advantageous relationships with patients, employees, suppliers and other persons having business dealings with the Subject Locations; and

(ii)               not take any affirmative action that results in the occurrence of an event of default under any contract or agreement to which Seller is a party and take any reasonable action within Seller’s control that would avoid the occurrence of such default.

(c)                Access to Information. Pending Closing, Seller shall:

(i)                 cause Seller to afford Buyers and its representatives (including its lawyers, accountants, consultants and the like) reasonable access during normal business hours, but without unreasonable interference with operations, to the Seller’s Atlas records and other documents relating to the Subject Locations;

(ii)               respond to reasonable inquires by Buyers and its representatives regarding Seller;

(iii)             cause Seller to furnish Buyers and its representatives with all information and copies of all documents concerning Seller that Buyers and its representatives reasonably request; and

(iv)             otherwise cooperate with Buyers in its due diligence activities.

(d)               Notice of Developments. Pending Closing, Seller shall promptly give Notice to Buyers of:

(i)                 any fact or circumstance of which Seller becomes aware that causes or constitutes a material inaccuracy in or material breach of any of Seller’s representations and warranties in Article 6 as of the date of this Agreement;

(ii)               any fact or circumstance of which Seller becomes aware that would cause or constitute a material inaccuracy in or material breach of any of Seller’s representations and warranties in Article 6 if those representations and warranties were made on and as of the date of occurrence or discovery of the fact or circumstance; or

(iii)             the occurrence of any event of which Seller becomes aware that reasonably could be expected to make satisfaction of any Buyers Closing Condition impossible or unlikely.

(e)                Supplements to Schedules. Pending Closing, Seller may supplement or correct the Schedules to this Agreement as necessary to ensure their completeness and accuracy. No supplement or correction to any Schedule or Schedules to this Agreement shall be effective, however, to cure any breach or inaccuracy in any of the representations and warranties; but if Buyers does not exercise its right to terminate this Agreement under Section 12 and closes the transaction, the supplement or correction shall constitute an amendment of the Schedule or Schedules to which it relates for all purposes of this Agreement.

9.	Buyers Closing Conditions

Except as provided herein, Buyers’ obligation to close the transaction is subject to the satisfaction of each of the following conditions (the “Buyers Closing Conditions”) at or prior to Closing:

(a)       Seller’s representations and warranties in Section 6, as qualified or limited by any exceptions in the Schedules to Section 6, are true and correct on the Closing Date as if made at and as of Closing (other than representations and warranties that address matters as of a certain date, which were true and correct as of that date);

(b)       Seller has executed and delivered all of the documents and instruments that they are required to execute and deliver or enter into prior to or at Closing, and have performed, complied with or satisfied in all material respects all of the other obligations, agreements and conditions under this Agreement that they are required to perform, comply with or satisfy at or prior to Closing, and Seller shall have delivered to Buyers properly executed and notarized releases (in form and substance acceptable to Buyers, in its sole and absolute discretion) from any and all third parties from whom waivers, releases and/or approvals are necessary (in Buyers’ sole and absolute discretion) to effectuate the transfer of the Assets to Buyers free and clear of any and all third party interests, claims, liens or security interests;

(c)       no material adverse change in the Seller’s assets, financial condition, operations, operating results or prospects has occurred since the date of this Agreement;

(d)       no suit has been initiated or threatened by a third party that challenges or seeks damages or other relief in connection with the transaction or that could have the effect of preventing, delaying, making illegal or otherwise interfering with the transaction;

(e)                Seller has obtained and delivered to Buyers all consents listed in Sections 6(c) and 6(i); except that, Buyers hereby agree that if Seller is unable to obtain consent to the assignment of all or some of the Leases prior to the Closing Date, that this will not be deemed a Closing Condition or grounds for delaying the Closing, and instead, nevertheless, Seller will be obligated to provide consent to the assignment of any such Leases as soon as practicable after the Closing Date. If Seller is unable to obtain the consent to the assignment of any Lease, the Parties agree that they will work in good faith with the lessor of any such Lease to enter an alternative arrangement, such as a sublease agreement;

(g)       Seller has obtained or started the process of obtaining consents to the assignment of, and estoppel letters under, the leases attached hereto as Schedule (1)(b)(vi), relating to the premises of the Subject Locations, in a form reasonably acceptable to Buyers. Any fees born by the assignment of the Subject Location will be split in equal share between Buyer and Seller. and

(i)       Seller has delivered payoff letters and releases of security interests or liens from any secured lenders or lessors.

Buyers may waive any condition specified in this Section 9 by a written waiver delivered to Seller at any time prior to or at Closing.

10.	Seller’s Closing Conditions

Seller’s obligation to close the transaction is subject to the satisfaction of each of the following conditions (the “Seller Closing Conditions”) at or prior to Closing:

(a)       Buyers’ representations and warranties in Section 7 were true and correct as of the date of this Agreement and are true and correct on the Closing Date as if made at and as of Closing;

(b)       Except as provided in last paragraph of Section 1(b), Buyers shall execute a management agreement and a medical direction agreement with the New PC for all of the Subject Locations on or before the Closing Date, and ensure that the New PC has filed the necessary documents with the appropriate state agencies (including but not limited to, the Illinois Department of Financial and Professional Regulation (“IDFPR”)) to assume the responsibilities as the new owner of the Practices at the Subject Locations;

(c)       Buyers have executed and delivered all of the documents and instruments that they are required to execute and deliver or enter into prior to or at Closing (including copies of the documents required in (b) above), and has performed, complied with or satisfied in all material respects all of the other obligations, agreements and conditions under this Agreement that they are required to perform, comply with or satisfy prior to or at Closing;

(d)       no suit has been initiated or threatened by a third party since the date of this Agreement that challenges or seeks damages or other relief in connection with the transaction or that could seeks to prevent the transaction;

(e)       Buyers have executed The Joint Corp.’s current form of Franchise Agreement for each of the Subject Locations; and

(f)       Buyers have identified a New PC and execute the documents necessary to transfer the Practices at the Subject Location to the New PC at the Closing, or within a reasonably time after the Closing Date .

Seller may waive any condition specified in this Section 10 by a written waiver delivered to Buyers at any time prior to or at Closing.

11.	Reserved.

12.       Termination

(a)       This Agreement may be terminated by Buyers, upon notice to Seller, if prior to or at Closing:

(i)       Seller defaults in the performance of any of its material obligations under this Agreement and the default is not cured within five business days after Buyers give notice of the default to Seller; or

(ii)       any Buyers Closing Condition is not satisfied as of January 6, 2017, or satisfaction of any Buyers Closing Condition is or becomes impossible (other than as a result of Buyers’ breach of or failure to perform its obligations under this Agreement), and Buyers do not waive satisfaction of the condition; or

(iii)       Closing does not occur on or before January 6, 2017 (other than as a result of Buyers’ breach of or failure to perform its obligations under this Agreement).

(b)       This Agreement may be terminated by Seller, upon notice to Buyers, if prior to or at Closing:

(i)       Buyers default in the performance of any of their material obligations under this Agreement and the default is not cured within five Business Days after Seller gives notice of the default to Buyers;

(ii)       any Seller Closing Condition is not satisfied as of January 6, 2017, or satisfaction of any Seller Closing Condition is or becomes impossible (other than as a result of Seller’s breach of or failure to perform its obligations under this Agreement) and Seller does not waive satisfaction of the condition; or

(iii)       Closing has not occurred by January 6, 2017 (other than as a result of Seller’s breach of or failure to perform their obligations under this Agreement); or

(c)       This Agreement may be terminated by the written agreement of the parties.

(d)       The right of termination under this Section 12 is in addition to any other rights that a party may have under this Agreement or otherwise, and a party’s exercise of its right of termination shall not be considered an election of remedies. Notwithstanding the termination of this Agreement pursuant to this Section 12, the parties’ confidentiality obligations under Section 11(g) shall survive termination and continue indefinitely.

13.       Indemnification of Buyers

(a)       Subject to Sections 15 and 16, Seller agrees to indemnify Buyers against and hold Buyers harmless from:

(i)       any loss, liability, damage, cost or expense, including reasonable attorneys’ fees and cost of investigation (“Loss”) that Buyers may suffer or incur that is caused by, arises out of or relates to any inaccuracy in or breach of any representation and warranty by Seller in Section 6 of this Agreement;

(ii)       any Loss that Buyers may suffer or incur that is caused by, arises out of or relates to Seller’s breach of or failure to perform any of its obligations in this Agreement in any material respect; or

(iii) any Loss that Buyers may suffer or incur that is caused by, arises out of or relates to the assertion against Buyers of an Excluded Liability.

Claims asserted by Buyers under subsections (i), (ii) and (iii) above are hereinafter referred to as Buyers’ “Indemnification Claim(s).”

(b)       The benefit of the indemnification obligations of Seller under this Section 13 shall extend to the respective officers, directors, employees and agents of Buyers and its affiliates.

14. Indemnification of Seller

(a)       Subject to Sections 15 and 16, Buyers agrees to indemnify Seller and hold Seller harmless from:

(i)       any Loss that Seller may suffer or incur that is caused by, arises out of or relates to any inaccuracy in or breach of any representation and warranty by Buyers in Section 7 of this Agreement;

(ii)       any Loss that Seller may suffer or incur that is caused by, arises out of or relates to Buyers’ breach of or failure to perform any of its obligations in this Agreement in any material respect; or

(iii)       any Loss that Seller may suffer or incur that is caused by, arises out of or relates to Buyers’ operation of the Continuing Franchise after Closing.

Claims asserted by Sellers under subsections (i), (ii) and (iii) above are hereinafter referred to as Seller’s Indemnification Claim(s).”

(b)       The benefit of Buyers’ indemnification obligation under this Section 14 shall extend to the heirs and legal representatives of Seller.

15.       Reserved

16.       Survival

(a)       An Indemnification Claim under Sections 13(a)(i) and 14(a)(i) may be asserted at any time prior to the second anniversary of the Closing Date, with the exception that:

(i)       an Indemnification Claim under Section 13(a)(i) in respect of any inaccuracy in or breach of any of the representations and warranties in Section 6(d) (“Taxes”) may be asserted at any time prior to the expiration of the applicable statute of limitation; and

(ii)       an Indemnification Claim under Section 13(a)(i) in respect of any inaccuracy in or breach of any of the representations and warranties in Sections 6(b) (“Authority”) and 6(e) (“Title to and Condition of Assets”), may be asserted at any time without limit, but only as to Indemnification Claims related to title to Assets, not condition of Assets.

(b)        An Indemnification Claim under Sections 13(a)(ii) and (iii) and Sections 14(a)(ii) and (iii) may be asserted at any time without limit.

17.       Notice of Indemnification Claim

(a)       The indemnified party may assert an Indemnification Claim by giving written notice of the Indemnification Claim to the indemnifying party. The indemnified party’s notice shall provide reasonable detail of the facts giving rise to the Indemnification Claim and a statement of the indemnified party’s Loss or an estimate of the Loss that the indemnified party reasonably anticipates that it will suffer. The indemnified party may amend or supplement its Indemnification Claim at any time, and more than once, by written notice to the indemnifying party.

(b)       If or to the extent that the Indemnification Claim is not in respect of a Third Party Suit, Section 18 shall apply. If or to the extent that the Indemnification Claim is in respect of a Third Party Suit, Section 19 shall apply.

18.       Resolution of Claims

(a)       If the indemnifying party does not object to an Indemnification Claim during the 30-day period following receipt of the indemnified party’s notice of its Indemnification Claim, the indemnified party’s Indemnification Claim shall be considered undisputed, and the indemnified party shall be entitled to recover the actual amount of its indemnifiable loss from the indemnifying party.

(b)       If the indemnifying party gives notice to the indemnified party within the 30-day objection period that the indemnifying party objects to the indemnified party’s Indemnification Claim, the indemnifying party and the indemnified party shall attempt in good faith to resolve their differences during the 30-day period following the indemnified party’s receipt of the indemnifying party’s notice of its objection. If they fail to resolve their disagreement during this 30-day period, either of them may unilaterally submit the disputed Indemnification Claim for non-binding arbitration before the American Arbitration Association in Phoenix, Arizona in accordance with its rules for commercial arbitration in effect at the time, which shall be a condition precedent to seeking resolution of the disputed Indemnification Claim before any court of competent jurisdiction. The award of the arbitrator or panel of arbitrators may include attorneys’ fees to the prevailing party. The prevailing party may enforce the award of the arbitrator or panel of arbitrators in any court of competent jurisdiction.

19.       Third Party Suits

(a)       Buyers shall promptly give notice to Seller of any suit, demand, or claim by a third person against Buyers, for which Buyers is entitled to indemnification under Section 13(a) (a “Third Party Suit”), which may be given by notice of an Indemnification Claim in respect of the Third Party Suit. Buyers’ failure or delay in giving this notice shall not relieve Seller from their indemnification obligation under this Section 19(a) in respect of the Third Party Suit, except to the extent that Seller suffer or incur a loss or are prejudiced by reason of Buyers’ failure or delay.

(b)       Buyers shall control the defense of any Third Party Suit. Seller shall be entitled to copies of all pleadings and, at their expense, may participate in, but not control, the defense and employ their own counsel. Seller shall in any event reasonably cooperate in the defense of the Third Party Suit.

(c)       Buyers’ settlement of a Third Party Suit shall also be binding on Seller, in the same manner as if a final judgment in the amount of the settlement had been entered by a court of competent jurisdiction, if, as part of the settlement, Seller receives a binding release providing that any liability of Seller in respect of the Third Party Suit is being satisfied as part of the settlement. Buyers shall give Seller at least 30 days’ prior notice of any proposed settlement, and during this 30-day period Seller may reject the proposed settlement and instead assume the defense of the Third Party Suit if:

(i)       the Third Party Suit seeks only money damages and does not seek injunctive or other equitable relief against Buyers;

(ii)       Seller unconditionally acknowledges in writing to Buyers that Seller is obligated to indemnify Buyers in full in respect of the Third Party Suit (except for any matters that are not subject to indemnification under this Agreement);

(iii)       the counsel chosen by Seller to defend the Third Party Suit is reasonably satisfactory to Buyers;

(iv)       Seller furnishes Buyers with security reasonably satisfactory to Buyers to assure that Seller has the financial resources to defend the Third Party Suit and to satisfy their indemnification obligation in respect of the Third Party Suit;

(v)       Seller actively and diligently defends the Third Party Suit; and

(vi)       Seller consults with Buyers regarding the Third Party Suit at Buyers’ reasonable request.

If Seller assumes the defense of the Third Party Suit, Buyers shall be entitled to copies of all pleadings and, at its expense, may participate in, but not control, the defense and employ its own counsel.

(d)       Seller may settle a Third Party Suit in which, Seller controls the defense only if the following conditions are satisfied:

(i)       the terms of settlement do not require any admission by Seller or Buyers, in respect of any matters subject to indemnification under Sections 13 or 14 of this Agreement, that in Buyers’ reasonable judgment would have an adverse effect on Buyers; and

(ii)       as part of the settlement, Buyers receives a binding release providing that any liability of Buyers in respect of the Third Party Suit is being satisfied as part of the settlement.

(e)       Buyers’ failure to defend a Third Party Suit shall not relieve Seller of their indemnification obligation under Section 13 of this Agreement if Buyers gives Seller at least 30 days’ prior notice of Buyers’ intention not to defend the Third Party Suit and affords Seller the opportunity to assume the defense without having to satisfy the conditions in Section 18(c) for assuming the defense.

20.       Expenses

Each party shall pay its own expenses in connection with the negotiation and preparation of this Agreement and the closing of the Transaction. In the event of termination of this Agreement prior to Closing pursuant to Section 12, each party’s obligation to pay its own expenses shall be subject to any right of recovery as a result of a default under this Agreement by the other party.

21.       Schedules

Nothing in any Schedule to Section 6 shall be considered adequate to constitute an exception to the related representation and warranty in Section 6 unless the Schedule describes the relevant facts in reasonable detail. Any exception in a Schedule to Section 6 shall be considered an exception to any other representation and warranty in Section 6 to which the exception relates if it is reasonably apparent on its face that the exception in question relates to such other representation and warranty.

22.       Parties’ Review

Any knowledge acquired by a party (or that should have been or could have been acquired) as a result of any due diligence or other review or investigation in connection with the negotiation and execution of this Agreement and the closing of the transaction shall not limit that party’s right to rely on the other party’s representations and warranties in this Agreement or circumscribe that party’s entitlement to indemnification under this Agreement.

23.       Publicity

Any public announcement or similar publicity regarding this Agreement or the transaction shall be issued only as, when and in the manner and form that Buyers determines.

24.       Notices

(a)       All notices under this Agreement shall be in writing and sent by certified or registered mail, overnight messenger service, facsimile or personal delivery, as follows:

(i) if to Buyers:

Fax:

with a required copy to:

Fax:
Attention:

(ii)       if to Seller, to:

The Joint Corp.
16767 N. Perimeter Dr. Suite 240
Scottsdale, AZ 85260
Fax: (480) 245-5960
Attention: Mr. Peter Holt
Chief Executive Officer

with a required copy to:

Fax:
Attention:

(b)       A notice sent by certified or registered mail shall be considered to have been given five business days after being deposited in the mail. A notice sent by overnight courier service, facsimile or personal delivery shall be considered to have been given when actually received by the intended recipient. A party may change its address for purposes of this Agreement by notice in accordance with this Section 24.

25.       Further Assurances and Cooperation

(a)       The parties agree to (i) furnish to one another other such further information, (ii) execute and deliver to one another such further documents and (iii) do such other acts and things that any party reasonably requests for the purpose of carrying out the intent of this Agreement and the documents and instruments referred to in this Agreement. For 45 days following the Closing, Seller shall provide to Buyers such assistances as Buyers reasonably requests to help ensure a smooth and orderly transition of ownership of the Subject Locations.

(b)       The parties acknowledge that Seller may be required by applicable laws and regulations to include financial statements and information relating to the Subject Locations in Seller’s financial statements. Accordingly, the Buyers agree to cooperate with Seller and to provide it with any information reasonably available to the Buyers to assist Seller in complying with its obligations under such applicable laws and regulations.

26.       Waiver

The failure or any delay by any party in exercising any right under this Agreement or any document referred to in this Agreement shall not operate as a waiver of that right, and no single or partial exercise of any right shall preclude any other or further exercise of that right or the exercise of any other right. All waivers shall be in writing and signed by the party to be charged with the waiver, and no waiver that may be given by a party shall be applicable except in the specific instance for which it is given.

27.       Entire Agreement

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (together with (i) the Schedules, (ii) the Schedules and (iii) the parties’ Closing Documents) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement signed by the party to be charged with the amendment.

28.       Assignment

No party may assign any of its rights under this Agreement without the prior written consent of the other party.

29.       No Third Party Beneficiaries

Nothing in this Agreement shall be considered to give any person other than the parties any legal or equitable right, claim or remedy under or in respect of this Agreement or any provision of this Agreement. This Agreement and all of its provisions are for the sole and exclusive benefit of the parties and their respective successors, permitted assigns, heirs and legal representatives.

30.       Construction

(a)       All references in this Agreement to “Section” or “Sections” refer to the corresponding section or sections of this Agreement.

(b)       All words used in this Agreement shall be construed to be of the appropriate gender or number as the context requires.

(c)       Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

(d)       The captions of articles and sections of this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

31.       Severability

The invalidity or unenforceability of any term or provision, or part of any term or provision, of this Agreement shall not affect the validity and enforceability of the other terms and provisions of this Agreement, and this Agreement shall be construed in all respects as if the invalid or unenforceable term or provision, or part, had been omitted. In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable because it is too broad, such provision shall be interpreted to be only as broad as is enforceable.

32.       Counterparts

This Agreement may be signed in any number of counterparts (including by facsimile or portable document format (pdf)), all of which together shall constitute one and the same instrument.

33.       Governing Law

This Agreement shall be governed by the internal Laws of the State of Arizona, without giving effect to any choice of law provision or rule (whether of the State of Arizona or any other state) that would cause the laws of any state other than the State of Arizona to govern this Agreement.

34.       Binding Effect

This Agreement shall apply to, be binding in all respects upon and inure to the benefit of parties and their respective heirs, legal representatives, successors and permitted assigns.

(signatures appear on the next page)

IN WITNESS WHEREOF, the Parties hereto affix their signatures and execute this Agreement as of the day and year first above written.

SELLER:

The Joint Corp.

By:	/s/ Peter Holt
Peter Holt
As its Chief Executive Officer

BUYERS:

/s/ Don Daniels
Don Daniels, Individually

/s/ Larry Maddalena
Larry Maddalena, Individually

/s/ Jody O’Donnell
Jody O’Donnell, Individually

Signature Page to Asset Purchase Agreement

Schedule 1(b)(i)

Personal Property

All furnishings, store fixtures, chiropractic equipment, computers, all section bamboo with hardware, mission statement with hardware, all adjustment tables, all front desk pendant lights, baskets below tables for personal belongings, rail lighting directed at bamboo ring panels, all large adjusting bay pendants, all telescoping art lights, restroom sconce light fixture, large dish pendant, lights if exposed ceiling (quantity varies), lobby floor lamp, lobby furniture, chairs, sofa, end tables, coffee table, water cooler (could be rented), adjusting bay furniture (all jump chairs), artificial trees / plants, computer package: all computers, CC swiper, keytag scanner, all-in-one printer/scanner, Warhol flower prints (all), Abstract Figure art print (all), IKEA Framsta Panel wall OR Profile Panels, 1 sections of glass upper cabinets (behind reception wall), 1 sections of lower cabinets (behind reception wall), Take5 with hardware, back computer wall mount, A-Frame, T-Stand, Front Desk, front desk chair, miscellaneous cleaning supplies, miscellaneous clinic items - ice packs, stress balls, extra apparel, paperwork, price sheets, membership packets, clipboards, etc., and any and all other Assets considered pertinent to doing business as a “The Joint…the chiropractic place”.

Schedule (1)(b)(vii)

Assumed Contracts

NONE

Schedule (2)

Excluded Assets

NONE

Schedule 6(c)

Required Consents or Approvals

Clinic Location Name	Clinic Location Number	Requirements

Schaumburg	21003	Landlord 30 day notice required. Fee of $500. Assignor remains liable.
Glenview	21004	Landlord 30 day notice required. Assignor remains liable. $2500 fee.
Elston and Logan	21005	Landlord 30 day notice required. Assignor remains liable.
Glen Pointe	21009	Landlord 30 day notice required. Assignor remains liable.
Wheaton	21013	Assignor must request Landlord's approval of Transfer.
Downers Grove	21014	No consent required. Assignor remains liable. Should Assignor wish to be released from liability, financial documents from Assignee must be submitted to Landlord for release.

Schedule 6(i)

Consents for Assumed Contracts

NONE